Exhibit 99.1

News release

Cenovus announces closing of MEG Energy acquisition

Calgary, Alberta (November 13, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is pleased to announce that its acquisition of MEG Energy Corp. (TSX: MEG) (MEG) was completed today. This acquisition strengthens Cenovus’s portfolio of long-life, low-cost oil sands assets, adding top-tier operations that are directly adjacent to the company’s Christina Lake asset.

Total consideration paid by Cenovus included:

•$752 million of cash paid for 25.0 million MEG shares acquired through open market transactions.
•$3.44 billion of cash paid to MEG shareholders, other than Cenovus, under the terms of the agreement.
•143.9 million Cenovus common shares issued to MEG shareholders, other than Cenovus, under the terms of the agreement.
•Approximately $800 million of estimated net debt assumed, on closing.

“The addition of MEG assets and people will have an immediate positive impact on Cenovus,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “The strategic fit is exceptional, the assets are of the highest quality and the synergies we have identified will create significant value over both the short and long term.”

The acquisition immediately adds approximately 110,000 barrels per day of low-cost, long-life oil sands production to Cenovus. Cenovus will provide updated guidance to reflect the MEG acquisition with its 2026 budget on December 11, 2025.

The MEG common shares are expected to be delisted by the Toronto Stock Exchange at the close of market on November 14, 2025.

Advisory
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, including following the Acquisition of MEG, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward‐looking information in this document is identified by words such as “estimated”, “expected”, “strengthens”, “synergies”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the impact of the acquisition of MEG (Acquisition) on Cenovus, including that the Acquisition

Exhibit 99.1

News release

strengthens Cenovus’s portfolio of long-life, low-cost oil sands assets, adding top-tier operations and that the synergies identified by Cenovus will create significant value over the short and long term; estimated assumed net debt associated with the Acquisition; that the Acquisition is expected to add approximately 110,000 barrels per day of low-cost, long-life oil sands production capacity to Cenovus; the timing of Cenovus’s updated guidance; and the expected delisting date for the MEG common shares.
Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and MEG and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: information currently available to Cenovus about itself and MEG and the businesses in which they operate; general economic, market and business conditions; anticipated tax treatment of the Acquisition; Cenovus’s portfolio and business plan; the ability of Cenovus to successfully integrate the MEG assets into its operations; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the completion of the Acquisition; that there will be no material change to MEG’s operations prior to completion of the Acquisition; no material changes to laws and regulations, or actions from any regulatory authority, other governmental entity or court, adversely affecting Cenovus’s operations or the Acquisition; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.
The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; actions by any regulatory authority, other governmental entity or court that could adversely affect Cenovus or the Acquisition; potential undisclosed liabilities in respect of MEG unidentified during the due diligence process; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; volatility of, and other assumptions regarding, commodity prices; product supply and demand; market competition, including from alternative energy sources; the integration of the MEG assets into Cenovus’s operations; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and September 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information.

Exhibit 99.1

News release

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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